SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of February 7 2003

                         Commission file number: 0-30924


                                   MARCONI PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.





                                  MARCONI PLC
                              RESTRUCTURING UPDATE

Update on Initial Cash Distribution and Agreement in Principle for Settlement of
     ESOP Derivative Arrangements with Barclays Bank plc, Salomon Brothers
                        International Limited and UBS AG

  - GBP35 million settlement agreed in principle with Barclays Bank plc, Salomon Brothers International Limited and UBS AG in relation to potential claims under ESOP derivative arrangements, subject to relevant creditor approval and the Marconi Corporation Scheme of Arrangement becoming effective

  - Resultant "Day one" redemption of approximately GBP135 million (at 110 per cent of par value), of the Junior Notes (to be issued as part of the Restructuring), reducing the Junior Notes by approximately GBP123 million
  - Marconi Corporation is seeking to make an additional GBP20 million initial cash distribution in replacement for the surplus cash element of the excess cash mechanism outlined in the amended non-binding heads of terms announcement in December 2002
  - Proposed initial cash distribution therefore to increase from GBP165 million to GBP320 million (including GBP135 million "Day one" redemption of the Junior Notes) in addition to GBP95 million of interest accrued to 15 October 2002 and already paid to financial creditors


London - 7th February 2003 - Marconi (MONI) today announces a significant development towards completion of the financial restructuring (the "Restructuring") of Marconi plc and its wholly owned subsidiary Marconi Corporation plc ("Marconi Corporation").

The Group is pleased to announce that it has reached agreement in principle with Barclays Bank plc, Salomon Brothers International Limited and UBS AG (the "ESOP Derivative Providers"), for a settlement of all potential claims made against Marconi plc and other Group companies relating to the previously disclosed ESOP derivative arrangements entered into during calendar year 2000.

Under the terms of the in principle settlement arrangements, which are subject to definitive documentation and are conditional upon the Marconi Corporation scheme of arrangement becoming effective and the consent of the requisite majorities of both the Syndicate Banks and the ad hoc committee of bondholders, Marconi Corporation will pay GBP35 million together with costs to the ESOP Derivative Providers in full and final settlement of all their ESOP related claims against the Marconi Group.

Payment to the ESOP Derivative Providers will be made from the previously disclosed cash retention of up to GBP170 million which was to be set aside by Marconi Corporation as part of the Restructuring pending resolution of potential liabilities of Group companies in relation to the Group's ESOP hedging arrangements. The balance of approximately GBP135 million will be used upon completion of the Restructuring to redeem (in part) the Junior Notes at 110 per cent of face value. This will reduce the value of the Junior Notes by approximately GBP123 million. Marconi is expecting to have discussions with relevant creditor groups regarding the potential impact the ESOP settlement may have on the future capital structure of the Group.

The Boards of Marconi plc and Marconi Corporation believe that the settlement agreed in principle with the ESOP Derivative Providers will have a positive impact on the overall Restructuring process and is in the best interests of Marconi plc, Marconi Corporation and their respective stakeholders as a whole. In reaching this conclusion, the Boards of Marconi plc and Marconi Corporation have taken into account a number of factors, including the merits of the claims of the ESOP Derivative Providers, the desire to reduce the cost and expense of continuing litigation, the potential saving in the interest burden from which the Group will benefit by settling at this stage (through the "Day one" reduction in the Junior Notes) and the benefits for the Schemes and certainty of the "Day one" distribution that such a settlement will bring.

In addition to the ESOP settlement and the resulting reduction in the amount of the Junior Notes, Marconi Corporation is also seeking to make an additional GBP20 million payment in the initial amount of the cash to be distributed to Scheme creditors upon completion of the Restructuring which will not result in a reduction of the Junior Notes. This would replace the surplus cash element of the excess cash mechanism outlined in the Group's announcement of 16 December 2002. These arrangements are subject to the approval of the relevant creditor groups.

The settlement with the ESOP Derivative Providers and their consequential exclusion as scheme creditors in the Marconi plc scheme of arrangement will reduce the level of total claims at Marconi plc. This reduction, combined with the results of further due diligence that has been conducted on the liabilities at Marconi Corporation and Marconi plc means that the current level of identified actual and contingent claims are estimated to be approximately GBP5.1 billion and GBP4.9 billion respectively. In addition, the ongoing Scheme costs of Marconi plc are to be borne by Marconi plc out of its own resources and from any Scheme consideration it receives from Marconi Corporation. Work is currently ongoing to quantify this amount, which is expected to be in the range of GBP5 million to GBP15 million. More precise details will be provided in the Marconi plc Scheme documentation.

The Boards of Marconi plc and Marconi Corporation are currently considering the impact of these matters on the timetable for implementation of the Restructuring, but believe that posting of the Scheme documentation in connection with the Restructuring will still occur before the end of Marconi's financial year (March 2003).

ENDS/...



Notes to Editors

Background to ESOP Arrangements

As previously disclosed, Marconi plc issued share options to Group employees under a number of different employee share option plans. In order to hedge the potential cost of acquiring shares in order to satisfy the Group's obligation under such plans, the trustee of the Marconi Group share option scheme entered into contracts (ESOP derivative transactions) guaranteed by Marconi plc to purchase shares in the future at prices which were fixed at the date of the contract.

It had previously been expected that, as part of the Restructuring, a total of up to GBP170 million was to be set aside pending determination of any claims which the ESOP Derivative Providers may have had against Marconi Group companies. The ESOP arrangements provided for monies to be set aside for the benefit of the participating ESOP Derivative Providers only to the extent that it was subsequently found by a court, or agreed between the relevant parties, that the participating ESOP Derivative Providers would have been able to recover amounts from Marconi plc and existing and past subsidiaries of Marconi under existing inter company funding arrangements relating to the Group's prior ESOP hedging arrangements.

The ESOP arrangements did not have the effect of favouring claims which the ESOP Derivative Providers might otherwise have had against Marconi under existing guarantees given by it in favour of the ESOP Derivative Providers. Rather, the ESOP arrangements implemented a mechanism to resolve uncertainties as to whether and to what extent Marconi, Marconi Corporation, the trustee of the Marconi Group share option scheme or the participating ESOP Derivative Providers had claims against operating and other companies within the Marconi Group. Such companies were or are under the ownership of Marconi Corporation and, structurally, any such claims of the ESOP Derivative Providers, if determined to be valid, may have ranked ahead of claims against Marconi Corporation.

Implementation of the prospective settlement with the ESOP Derivative Providers will require these arrangements to be amended.

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Name:     David Beck / Joe Kelly                Heather Green

Title:     Public Relations                     Investor Relations

Phone:     +44 (0) 207 306 1771                 +44 (0) 207 306 1735

+44 (0) 207 306 1490

joe.kelly@marconi.com                           heather.green@marconi.com



Cautionary statement regarding forward-looking statements

In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, Marconi plc ("the Company") is providing the following cautionary statement. Except for reported financial results or other historical information, certain statements in this press release are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors which are beyond the control of the Company and its subsidiaries, and may cause actual results, performance and achievements to differ materially from anticipated future results, performance and achievements expressed or implied in the forward-looking statements (and from the past results, performance or achievement). Although not exhaustive, the following factors could cause such differences: any major disruption in production at our key facilities; changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These factors and other factors that could effect these forward-looking statements are described in the Company's Form 20-F report and Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Secretary


Date:February 7 2003